July 13, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:             Loan Lauren P. Nguyen

Re:          Pershing Gold Corporation f/k/a Sagebrush Gold Ltd.
                Registration Statement on Form S-1
Filed January 18, 2012
File No. 333-179073

Ladies and Gentlemen:

The following responds to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission as set forth in its comment letter dated February 14, 2012 (the "Comment Letter") relating to the Registration Statement on Form S-1 filed January 18, 2012 (the "Form S-1") by Pershing Gold Corporation f/k/a Sagebrush Gold, Ltd. (the “Company”). The answers set forth herein refer to each of the staff’s' comments by number.

The numbers set forth next to each of the responses in this letter correspond to the numbers referenced in the staff’s comments, as set forth in the Comment Letter.

General

1. If any of the following individuals has any experience in the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission, describe the particulars to us in necessary detail. This comment refers to any and all of the following individuals:

●	officers;
●	directors;
●	named legal counsel;
●	those responsible for your officers' connection with the Company; and
●	any others who participated in the preparation of the prospectus disclosure in the registration statement.

Response:

The staff comment requests the experience of officers, directors, named legal counsel, those responsible for officers’ connection with the Company and any others who participated in the preparation of the prospectus disclosure in the registration statement, and if such persons has “any experience in the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or similar business arrangement.”  The staff relates this request to descriptions of changes in the original business purpose as described in the registration statement/prospectus initially filed.

The staff’s comment, that the present registration statement description of business of the Company involves engaging in a venture undertaking a reverse merger with an inactive or shell company with minimal prior business prior to becoming a resource company, fails to  account for the substantial business activities pursued by the registrant prior to engaging in a mining business for over 2 years prior to entering the mining business.  Prior to the mining business the registrant was involved in a substantial sports and entertainment business, raised significant capital, managed sports and entertainment personalities and engaged qualified personnel in management positions.

In September 2010 (See Current Report on Form 8-K, filed October 5, 2010) a sports and entertainment business was acquired by the registrant (then named Excel Global, Inc. (“Excel”)) which became The Empire Sports & Entertainment Holdings Co. (“Empire Sports”).  In light of the Company’s determination in 2010 that the  activities of Excel may be viewed as falling within the definition of a “shell” company (as such term is defined under Section 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) , the Company’s board of directors authorized an amendment to the Excel quarterly report on Form 10-Q for the period immediately preceding the acquisition of the sports business (June 30, 2010) and filed Form 10Q/A (October 4, 2010).   Termination of shell status was reported on October 5, 2010 when the issuer filed a Current Report on Form 8-K and included in such filing Item 5.06 “Change in Shell Company Status.”  The sports business acquired by the Company included management agreements with various athletes and had been operating as a continuing business since at least 2007.  Through approximately May 2011, the sports business actively pursued various material activities in sports and entertainment including numerous professional boxing match sponsorships and major concerts promoted domestically and abroad.  The Company attracted in excess of approximately $7.0 million in financing including $4.5 million under a revolving credit facility (partially funded by the registrant’s then co-chairman of the board of directors) in February 2011.  The registrant continued to operate the sports and entertainment business through approximately September 2011, during the time the registrant was also investing in mining and resource businesses.  After suffering a significant loss in 2011 on a Canadian concert promotion, it was determined by the board that the company would explore additional business opportunities.

The registrant first added to its business purpose the pursuit of mining and resources in approximately May 2011.  At that time it would not be generally understood to have been a start-up or shell company.  During May 2011, the Company acquired the membership interests of several limited liability companies from David Rector (a current director) and Art Leger (the registrant’s former geologist) in exchange for stock (See current report on Form 8-K filed May 31, 2011).

Art Leger is a geologist for numerous other ventures. David Rector served as the Chief Executive Officer, President and Director of Nevada Gold Holdings, Inc. from November 5, 2009 to May 2, 2011.  As described in the prospectus included in the registration statement, Mr. Rector previously served as Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director of Nevada Gold Holdings, Inc. from April 19, 2004 through December 31, 2008. He has served as Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director of Standard Drilling, Inc. since November 2007 and served as Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director of Universal Gold Mining Corp. from September 30, 2008, until November 2010. Mr. Rector previously served as President, Chief Executive Officer and Chief Operating Officer of Nanoscience Technologies, Inc. from June 2004 to December 2006, when he resigned as an officer and director of Nanoscience. Mr. Rector also served as President, Chief Executive Officer, Chief Financial Officer and Treasurer of California Gold Corp. (f/k/a US Uranium, Inc.) from June 15, 2007 to July 11, 2007 and again from August 8, 2007 to November 12, 2007.  From 2007 through 2009 Mr. Rector served on the Board of Directors of Rx Elite, Inc. Since June 1985, Mr. Rector has been the principal of the David Stephen Group, which provides enterprise consulting services to emerging and developing companies in a variety of industries.  Mr. Rector serves on the board of directors of the following public companies: Senesco Technologies, Inc. (since February 2002), Dallas Gold & Silver Exchange (since May 2003), California Gold Corp. (since June 2007), Standard Drilling, Inc. (since November 2007), Li3 Energy, Inc. (since June 2008) and Valor Gold Corp. (since May 2012).

Of the foregoing companies, Nevada Gold Holdings, Inc. and several of the additional companies in which Mr. Rector has been involved were the result of reverse acquisition-type transactions.  Accordingly, Mr. Rector’s significant experience includessimilar experience in the creation of start-up mining and other new company formations, which includes startups for the purpose of engaging in a reverse acquisition or similar business arrangements, although as noted above the company does not belive its mining operations were combined with any start-up or shell company.

In addition, a current director (formerly chairman of the board of the registrant), Barry Honig, is a private investor who has started numerous start-up ventures and currently sits on the boards of directors of several successful companies in various industries whose background is also described in detail in the prospectus included in the registration statement.  Mr. Honig has previously participated in the start-up operations of public uranium, potash, gold, silver, and other mineral exploration companies, internet and chemical companies, among others, as investor and advisor.

Addressing the Company’s recent entry into  mining and resource ventures, in July 2011 the Company first became involved when it acquired various uranium assets (as reported in the registrant’s Current Report on Form 8-K filed July 28, 2011) since disposed of  on June 11, 2012 in order to concentrate its focus on the Relief Canyon mine project, as described below.

Thereafter, on August 30, 2011, the registrant closed on the acquisition of the Relief Canyon mining project in Pershing county Nevada via assignment of rights to acquire certain assets from a bankruptcy for $20 million, consisting of $12 million in cash and an $8 million promissory note (See Current Report on Form 8-K filed August 30, 2011).  The Relief Canyon mining project is a previously operating gold mine with a previously operating gold production facility on site that is estimated to have been constructed for over approximately $30 million dollars (based upon bankruptcy records of the predecessor), with mining rights on properties  with significant gold excavation potential onsite.

In connection with the Company’s focus on the Relief Canyon properties, on February 9, 2012 the Company appointed Steven Alfers as Chairman and Chief Executive Officer (See Current Report on Form 8-K filed February 13, 2012) whose bio includes experience with large and small mining-related ventures, both public and private.  Mr. Alfers is also and experienced mining attorney.

In addition, counsel to the Company includes the the law firm of Davis Graham & Stubbs, LLP, Denver, Colorado, and Sichenzia Ross Friedman Ference, LLP, both of which have extensive experience counseling start-up and operating companies including preparation of prospectus disclosures.  Sichenzia Ross Friedman Ference, LLP has been engaged by the Company since its initial reverse-acquisition by Excel and termination of the registrant’s shell status.

2. If any of those identified in the bullet points in the above comment has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves, please describe the circumstances to us in necessary detail. We may have additional comments.

Response:

We have limited our response to the officers and directors currently associated with the registrant.  In response to “(a)” the staff is requested to refer to the response to comment No. 1, above.  In response to “(b)”, the companies named in response to comment No. 1, above, have named new control persons.  Mr. Rector and Mr. Honig may be considered as having been named as new control persons of the registrant upon termination of its shell status (Mr. Honig) and at the time of assuming its initial mining operations in 2011 (Mr. Rector).  In response to “c”, no officers or directors have had any experience in the past ten years related to any start-up mining company which subsequently ceased mining activities inasmuch as the named companies were primarily involved in resource exploration.  In response to “(d)” no current officers or directors have been affiliated, during the specified time period, with any start-up mining or other new company that became a delinquent filer (defined as discontinuing public reporting when not a voluntary filer or filing periodic report following permitted extension periods). In response to “(e)” no officers or directors have had any experience in the past ten years related to any start-up mining company which subsequently reported proven or probable reserves.

3. Reference is made to the written materials and video presentation prepared by Astor Investments where your officers and geologist appeared to discuss your company, available at http://astorinvestments.com/members-only/the-ultimate-hedge-stocktweets.html. It appears that much of the information which described your business in the materials is not included in this registration statement. Please explain your relationship with Astor Investments, your role in the preparation of the referenced materials and the inconsistencies in your disclosure.

Response:

Interactive Investors Inc. provides investor relations services to the registrant pursuant to an agreement dated as of July 5, 2011.  Astor Investments is the website operated by Interactive Investors, Inc.  The registrant does not believe that the video is intended to be included as part of the information or materials used in connection with the offering or sale of any of the registrant’s securities in this resale registration statement or the prospectus included therein.

4. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the material.

Response:

The Company notes the Commission’s Comment #4 and undertakes to provide mock-ups of pages including pictures or graphics prior to distribution.

5. Please advise whether your executive officers have visited each of properties listed in the Our Properties section on page 33 and if so, when such visits took place. We may have additional comments based on your responses.

Response:

The Company has recently disclosed that it has sold its other properties to focus on its Relief Canyon properties in Pershing County, Nevada.

On May 24, 2012, the Company sold its interests in Red Rock and North Battle Mountain properties.  Details of the disposition are disclosed on page 32 under the heading “Business and Properties – Recent Developments”.On June 11, 2012, the Company sold all of its uranium assets. Details of the disposition are disclosed on page 31 under the heading “Business and Properties – Recent Developments”.

The Company confirms that its Chief Executive Officer, Stephen Alfers has visited the Relief Canyon properties. Mr. Alfers was working at the mine property or at the Company’s  offices in Lovelock, Nevada and Reno, Nevada with mining personnel on the following dates(some of which as a consultant prior to appointment as an officer in February 2012):

2011
November 29-December 2, 2011

December 19-20, 2011

2012
January 10-12, 2012

March 6-8, 2012
March 19-21, 2012

April 2-5, 2012
April 24-25, 2012

May 15, 2012
June 5-7, 2012

July 10 – 13, 2012

The Company also confirms that its Treasurer, Vice President of Administration and Finance, David Rector, has visited the Relief Canyon properties.  Mr. Rector was appointed as Treasurer, Vice President of Administration and Finance on February 9, 2012.  On the following dates  Mr. Rector was working on Relief Canyon matters, including working with the technical staff, either at the mine property, at the Company’s nearby offices in Lovelock, or in the Reno area:

2011

August 24, 2011
September 25, 2011

2012

January 6, 2012
March 20, 2012
July 2, 2012

Mr. Adam Wasserman, our Chief Financial Officer, has not visited any of our properties.

Registration Statement Cover Page

6. Please revise footnote 1 to the Calculation of Registration Fee table to identify the specific subsection of Rule 416 of the Securities Act of 1933 relied upon and to track the language of that subsection.

Response:

The Company has revised footnote 1 accordingly.

Prospectus Cover Page

7. We note your disclosure in the first paragraph that Continental Resources Group, Inc. intends to "distribute such registered shares to its shareholders as part of its plan of liquidation." We also note that this registration statement registers the resale of certain shares of your common stock by certain identified selling stockholders. Please revise the first paragraph and the prospectus throughout to remove any implication that Continental Resources Group, Inc. will be distributing registered shares. Please also advise us on the timing of the transfer of securities from Continental Resources Group, Inc. to its shareholders. Lastly, please also confirm that you intend to file a prospectus supplement to update the selling stockholder table to reflect any transfer of shares from Continental Resources Group, Inc. to its shareholders.

Response:

On July 22, 2011, the Company and its subsidiary, Continental Resources Acquisition Sub, Inc. (“CRAS”) entered into an asset purchase agreement (the “APA”) with Continental Resources Group, Inc. (“Continental”) pursuant to which the Company and CRAS purchased substantially all of the assets of Continental for certain consideration, including 76,095,215 shares of the Company’s common stock, which was issued to Continental.  The APA constitutes a plan of liquidation of Continental and upon the effectiveness of the Registration Statement registering such 76,095,215 shares of the Company’s common stock, Continental intends to distribute registered shares to its shareholders, pro rata, in accordance with the terms of the APA.  The Company plans on filing a prospectus supplement to update the selling stockholder table to reflect the transfer of the shares from Continental to its shareholders in the event that the shareholders of Continental are deemed to have received restricted (unregistered) shares.  Based on conversations with the staff, we believe that upon effectiveness of the registration statement, prior to the liquidating distribution, it would not be necessary to amend the registration statement to name each of the shareholders of Continental as selling shareholders, and that prospectus delivery would not be required in connection with further sales by the selling shareholders upon receipt of registered shares in the liquidating distribution.

Prospectus Summary, page l

8. Please revise to provide a more detailed summary of your exploration business and its current operations. To the extent that you discuss future business plans here, the discussion should be balanced with a brief discussion on the time frame for implementing future plans, the speculative nature of your business, the steps involved, and any obstacles involved before you can commence the planned operations. This includes the need for any additional financing. If additional financing may not be available, please clarify that.

Response:

The Company notes that since filing the Registration Statement on Form S-1 on January 18, 2012, it has determined to focus its exploration efforts on its Relief Canyon properties in Pershing County, Nevada. The prospectus has been revised to reflect the current business focus.

The Company has revised its disclosure in the Prospectus Summary on page 1 to add detail regarding the description of its exploration business and its current operations. The summary also discloses that none of its properties contain proven and probable reserves, all of its activities on all of its properties are exploratory in nature, and that the Company will require external funding to pursue its exploration programs beyond 2012.

The revised disclosure on page 1 also addresses the need for additional financing; in particular, if the Company discovers an area that may be able to be profitably mined for gold, it would focus most of its activities on determining whether that is feasible, and anticipates that it would seek additional capital through debt or equity financing to fund further development, or that it would sell or lease the rights to mine to a third party or enter into joint venture or other arrangements.  The disclosure states that there is no assurance that the Company could obtain additional capital.

9. In one of the introductory paragraphs on page 1, please disclose that your auditors have issued a going concern opinion on your audited financial statements and that your management has included going concern disclosure in Note I to your unaudited interim financial statements. Please discuss the uncertainties you face, such as your need to obtain additional financing, and discuss the consequences should you be unable to obtain additional financing.

Response:

The Company’s audited financial statements for the year ended December 31, 2011 were issued by its auditors without a going concern opinion.  The Company has revised its disclosure in the Prospectus Summary on page 1 to indicate that it will require external funding to pursue its exploration programs, and also it would seek additional capital as described in response to Comment #9 in the event the Company discovers an area that may be able to be profitably mined for gold.

10. Also disclose in one of the introductory paragraphs on page 1 your net revenues since inception of your exploration business on September 1, 2011 and your net losses as of your last fiscal year end and as of your most recent interim period. Please also revise this section to disclose your monthly "burn rate" and the month you will run out of funds without additional capital. Lastly, please revise to disclose that you have not earned any revenues from mining operations.

Response:

 The Company has revised the Prospectus Summary on page 2 to disclose the monthly burn rate is approximately $280,000, and that this amount includes operating costs exclusive of exploration costs. The same paragraph in the Prospectus Summary also discloses the amount of operating losses the Company incurred during the fiscal year ended December 31, 2011, during the period from February 10, 2010 (inception) to December 31, 2010, and that the Company expects to incur operating losses for the foreseeable future.

11. Please revise to disclose that none of your exploration claims have any proven reserves and that all activities undertaken and currently proposed are exploratory in nature.

Response:

The Company has revised its disclosure in the Prospectus Summary on page 30 and under the heading “Business and Properties – Overview” on page 30 to disclose that none of its properties contain proven reserves, and all of its activities on all of its properties are exploratory in nature.

12. Please revise the fourth paragraph on page 1 to disclose the expiration date of each lease.

Response:

The Company has revised its disclosure on page 34 in “Business and Properties – Relief Canyon Properties – Relief Canyon Expansion Properties” to disclose the expiration dates of certain leases.

The Company has revised its disclosure on page 1 in the Prospectus Summary to delete the discussion about Red Rock Mineral Prospect and North Battle Mountain Mineral Prospect properties since the Company divested the properties on May 24, 2012.  Details of the disposition are disclosed on page 32 under “Business and Properties – Recent Developments”.

13. Please revise to disclose that you have no intention of mining your properties and that you have not received all of the regulatory permits and licenses needed to explore your properties.

Response:

The Company has revised its disclosure in the Prospectus Summary on page 1 to clarify that it may develop and mine its Relief Canyon properties if its exploration efforts are successful inasmuch as the staff’s asserting is incorrect with regards to the Company’s intentions which may include mining activities under appropriate circumstances.  As noted in the prospectus, the Company owns a previously operating mining production facility.

In addition, the Company has revised its disclosure on page 33 in “Business and Properties—Relief Canyon Properties—Exploration Permitting Requirements” to explain that it has an authorized Plan of Operations from the U.S. Bureau of Land Management (“BLM”), and a reclamation permit from the Nevada Division of Environmental Protection Bureau of Mining Regulation and Reclamation (“NDEP”) for exploration drilling at the Relief Canyon Mine property, and that these permits may require an amendment to authorize some of the 2012 proposed drilling activities.  The disclosure also states that additionally, a new NDEP reclamation permit will be required for the Company’s planned exploration activities on the newly-acquired private lands within the Newmont Leased properties.

Risk Factors, page 2

14. We note that you have recently acquired a number of uranium mining claims. To the extent material, please revise to discuss any material risks related to uranium exploration which have not been addressed by the risk factors included in this section and which are specific to uranium exploration.

Response:

The Company has updated its disclosure on page 14 in “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and on page 31 in “Business and Properties—Recent Developments” to disclose that it divested its uranium properties, none of its current operations are focused on uranium exploration and it does not plan to pursue exploration for uranium. Consequently, no risk factor has been added.

15. Please advise us whether any of your executive officers has experience in the marketing or sale or creation of a start-up mining business. Unless you can substantiate significant technical training and/or experience in gold or minerals exploration or mining by your executive officers, you should include a risk factor explaining that your management lacks technical training and experience with exploring for, starting, and/or operating a mine; and that with no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. In this instance, please also explain that their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and that your operations, earnings, and ultimate financial success could suffer due to management's lack of experience in this industry.

Response:

The Company has trained and experienced exploration, mining and minerals professionals with technical expertise in exploration and start-up mining.  The Company currently employs or retains as consultants 19 individuals, including two geologists, one mine engineer, one geotechnical technician and five plant and drill sample technicians.  The Company believes it has adequate technical capabilities for its current technical operations and plans to engage additional technical support staff and/or consultants.

In addition, as disclosed in the “Business and Properties—Employees” section on page 36, “For the foreseeable future, we plan to engage geologists, engineers and other consultants as necessary.”

Stephen Alfers, the Company’s Chief Executive Officer, has experience as chief executive officer and other executive positions, in which positions he gained experience exploring for, starting, and/or operating a mine and understand standard engineering and managerial approaches mineral exploration companies commonly use. Mr. Alfers served as the President and Chief of U.S. Operations of Franco-Nevada Corporation from 2010 to 2011 and its Vice President (Legal) from 2007 to 2009. Mr. Alfers also served as President of Franco-Nevada US Corporation, the wholly owned subsidiary of Franco-Nevada Corporation, from 2010 to 2011. Franco-Nevada is a gold-focused royalty company that is listed on the Toronto Stock Exchange and NYSE. Mr. Alfers was responsible for administration of royalties and business acquisition activity from 2007 to 2012.  Mr. Alfers served as the President and Chief Executive Officer of NewWest Gold Corporation, from 2006 to 2007, which listed on the Toronto Stock Exchange in August 2006. Mr. Alfers also served on the Board of Directors of NewWest Gold Corporation from 2005 to 2007. Mr. Alfers served as President and Chief Executive Officer of the NewWest Resources Group from 2001 to 2005 and President and Chief Executive Officer of NewWest Gold Corporation, a privately-held Delaware Corporation, from 2005 to 2006.  NewWest Gold Corporation was acquired by Fronteer Gold Inc. in 2007, and Fronteer Gold Inc. was acquired by Newmont Mining Corporation in 2011. NewWest Gold Corporation’s properties were in the western United States, primarily in Nevada. Mr. Alfers was responsible for hiring and directing exploration personnel at NewWest Gold Corporation. Mr. Alfers was the founder and managing partner of Alfers & Carver LLC from 1995 to 2001, a boutique natural resources law firm. However, Mr. Alfers does not have a degree as a geologist, engineer, or other technical specialty.

David Rector, the Company’s Treasurer, Vice President of Administration and Finance, has experience as chief executive officer, chief financial officer and other executive positions, in which positions he gained experience exploring for, starting, and/or operating a mine and understand standard engineering and managerial approaches mineral exploration companies commonly use. Mr. Rector served as the Chief Executive Officer, President and a director of Nevada Gold Holdings, Inc. from November 5, 2009 to May 2, 2011. Mr. Rector had previously served as Nevada Gold Holdings, Inc.’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and a director from April 19, 2004 through December 31, 2008. He has served as Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and a director of Standard Drilling, Inc. since November 2007 and served as Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and a director of Universal Gold Mining Corp. from September 30, 2008, until November 2010. However, Mr. Rector does not have a degree as a geologist, engineer, or other technical specialty.

Adam Wasserman, our Chief Financial Officer, does not have any professional experience or technical education in the mining industry.

16. We note that you have relied in the past upon certain of your stockholder to finance your operations. Please revise to include a risk factor to discuss and quantify this reliance and to discuss any risks to the company if such stockholders decided to reduce or limit their role in future company financings.

Response:

The Company has included a risk factor entitled “We have relied on a certain stockholder to provide significant investment capital to fund our operations.” in accordance with the Commission’s Comment #16.

We will need to obtain additional financing to fund our exploration program, page 3

17. We note your disclosure that you estimate that you will require several million dollars to cover gold exploration expenses, interest and principal payments on your debt, and public company costs through the end of 2012. Please revise to quantify these amounts individually and in the aggregate.

Response:

The Company has revised its disclosure on page 4 in the risk factor titled, “The mining industry is capital intensive and we may be unable to raise necessary funding” and on page 20 in “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources” to quantify its 2012 estimated gold exploration expenses, property maintenance costs, and the costs of being a public company.

The Company has also revised its disclosure on page 32 in “Business and Properties – Relief Canyon Properties” to include a description of the Company’s 2012 exploration program, the cost of each major component of the program, and a statement that if the Company obtains additional external financing, it plans to expand its 2012 exploration program.

We are an exploration stage company, page 3

18. We note your disclosure that you expect to incur significant losses into the foreseeable future. Please revise to quantify the amount of significant losses that you expect to incur in the foreseeable future or alternatively quantify your monthly "burn rate."

Response:

The Company has revised both the Prospectus Summary on page 2 and the Risk Factors on page 3 to disclose the monthly “burn rate” is approximately $280,000, and that this amount includes operating costs exclusive of exploration costs. The revised disclosure also states that the Company expects to incur operating losses for the foreseeable future.

Our independent auditor has described doubts, page 3

19. Please revise to disclose your net losses as of your last fiscal year end and as of your most recent interim period. Also revise the last sentence to disclose that you have not generated any revenues from your current operations.

Response:

The Company’s audited financial statements for the year ended December 31, 2011 were issued by its auditors without any going concern opinion.  We have revised our Prospectus Summary to disclose net losses as of the last fiscal year and the most interim period as well as to disclose that the Company has not generated any revenues from current operations.

Our management may have conflicts of interest, page 4

20. We note that Mr. Rector appears to be involved in other business endeavors. Please advise whether Mr. Rector devotes 100% of his time to company affairs. If not, please revise to quantify the portion of time that Mr. Rector devotes to company affairs on a weekly or monthly basis.

Response:

Mr. Rector has confirmed that he is engaged full time and devotes 100% of his working time to  the Company and is not presently involved with other business endeavors as an employee. Like many executives, Mr. Rector also serves on the board of directors or as an officer of other public companies, as follows: Senesco Technologies, Inc. (since February 2002), Dallas Gold & Silver Exchange (since May 2003), California Gold Corp. (since June 2007) and Standard Drilling, Inc. (since November 2007).  Mr. Rector has served as a director of American Strategic Minerals Corporation since January 26, 2012 and as a director of Valor Gold Corp. since May 24, 2012.  Consequently, we have revised the risk factor as it pertains to our Chief Financial Officer, Adam Wasserman, and his service for other companies.

Our business is subject to extensive environmental regulations, page 5

21. We note your disclosure that you have been required to post substantial bonds under various laws relating to mining and the environment. Please revise to quantify the aggregate amount of' all such bonds that you currently have posted and anticipate having to post in the near term based on your anticipated exploration program.

Response:

The Company has revised its disclosure in this risk factor to state that it has provided BLM and NDEP a reclamation bond in the amount of approximately $4.5 million for the Relief Canyon Mine property, mineral processing facilities, ancillary facilities, and exploration roads and drill pads.  It also discloses that it must provide BLM and NDEP additional financial assurance to guarantee reclamation of any new surface disturbance required for drill roads and drill sites, and that its preliminary estimate of the likely amount of additional financial assurance is approximately $150,000.

We must make annual lease payments, page 7

22. Please revise the fourth paragraph to quantify your annual claim maintenance payments to the Federal Bureau of Land Management and any other material payments to state or county entities.

Response:

The Company has revised its disclosure to add a risk factor on page 5: “We must make annual lease payments, royalty payments and claim maintenance payments or we will lose our rights to our property.”

The Company has also expanded its disclosure to quantify claim maintenance payments at the Relief Canyon properties on page 33 in “Business and Properties – Relief Canyon Properties – Maintenance of Unpatented Claims at Relief Canyon”.

Investor relations activities, nominal "float" and supply and demand factors, page 9

23. Reference is made to the "investor relations campaigns" described in the first paragraph. Please furnish us with any promotional and sales material you intend to use. In addition, please tell us whether the materials used will meet the requirements of Securities Act Section 10 as well as how you intend to comply with Securities Act Section 5 and Rule 433 of-Regulation C. Please tell us in greater detail the type of promotional and sales material you will use, how and when you will distribute it, and whether any written communications that may not be preceded or accompanied by this prospectus will comply with Securities Act Rule 134.

Response:

The Company will undertake to provide the Commission with any “investor relations” materials hereafter utilized prior to effectiveness of the registration statement and refers the staff to such presentations filed on Form 8-K with the Commission pursuant to Regulation FD.

We are subject to the reporting requirements of federal securities laws, page 10

24. Please revise the first paragraph to quantify the costs of being a public company on an annual basis.

Response:

The aforementioned risk factor has been revised to estimate the costs of being a public company on an annual basis.

If we fail to establish and maintain an effective system, page 10

25. We note disclosure in the fourth sentence of the risk factor that during your assessment of the effectiveness of internal control over financial reporting for the period ended as of' December 31, 2010 you identified certain significant deficiencies. Please revise the Management's Discussion and Analysis of Financial Condition section to disclose the steps that you have taken to rectify such deficiencies. If you have not taken such steps, please revise the risk factor to disclose so.

Response:

The Company has revised its disclose in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Organizational Background – Internal Audit Assessment” in order to disclose the steps taken to rectify such deficiencies.

Our common stock may be deemed a "penny stock," page 12

26. Please revise the risk factor subheading and risk factor to clarify that you "are" a penny stock.

Response:

The aforementioned risk factor has been revised to clarify that the Company is a penny stock.

Management's Discussion and Analysis of Financial Condition, page 14

27. Please revise to include a plan of operations for the next twelve months and then to the point of generating revenues. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to reach revenue generation.

Response:

The Company has revised the disclosure in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” in order to cross reference the section in the prospectus titled “Business and Properties – Business Strategy” and “Business and Properties – Relief Canyon Properties – 2012 Exploration Program”, which includes the Company’s business strategy and plan of operations for the next twelve months, which are based on the Company’s current level of funding. We also state in “Business and Properties – Relief Canyon Properties – 2012 Exploration Program” that the focus and cost of further exploration efforts will depend on results of our 2012 exploration program. Whether the Company reaches revenue generation will depend on the results of its exploration activities including whether ore is discovered in sufficient quantities and at sufficient grades to be economically exploited, the cost of developing a new operation which may include refurbishment of the Relief Canyon plant, and whether the required funding for such development is available on acceptable terms or at all.  We have several risk factors that address this issue, including, “We are an exploration stage company and have only recently commenced exploration activities on our claims.  We expect to incur operating losses for the foreseeable future.”

Business Overview, page 17

28. Please revise to explain what constitutes "lode mining claims."

Response:

The Company has added the terms “lode” and “unpatented mining claim” to the Glossary of Selected Mining Terms in the prospectus on page 63.

29. Please revise this section to clarify whether third parties may explore on the Coso, Artillery Peak and Blythe properties that you are currently exploring.

Response:

On June 11, 2012, the Company disposed all of its uranium assets.  Details of the disposition are disclosed on page 31 in “Business and Properties – Recent Developments”.

Liquidity and Capital Resources, page 27

30. We note your disclosure in the third paragraph that your cash position is insufficient to satisfy your cash requirements for the next 12 months. Please revise to quantify your expected near term, i.e. less than 12 months, and long term, i.e. greater than 12 months, financing requirements, the timing of such demands, and the impact on the company if the funding cannot he obtained.

Response:

 The Company has revised its disclosure to indicate that it has sufficient cash to satisfy its requirements through 2012.  It has revised the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” to quantify the Company’s  monthly and annual burn rate for operating expenses, including public company expenses, but excluding exploration expenses, anticipated long-term, i.e. greater than 12 months, and related financing requirements.  This section has also been revised to state that the funding required for exploration activities and potential development activities after 12 months will be determined based on the results of the exploration currently being conducted, and to describe the impact on the Company if required funding cannot be obtained.

Royalty Agreement, page 30

31. We note the disclosure in this section only discusses royalties payable with respect to the Red Rock Mineral Prospect and the North Battle Mountain Prospect properties. We also note that you are required to pay royalties with respect to the Relief Canyon Mine, Artillery Peak, Blythe and Absaroka properties. Please revise to briefly discuss each royalty obligation.

Response:

The Company has expanded the disclosure on page 26 in  “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Contractual Obligations” to include royalty agreement information.

The Company has expanded the disclosure to disclose Victoria Gold’s royalty on the Newmont Leased properties on page 18 in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and on page 31 in “Business and Properties – Acquisition of Pershing and Relief Canyon Expansion Properties”, and on page 35 in “Business and Properties – Relief Canyon Properties – Relief Canyon Expansion Properties – Title and Ownership Rights”.

The Company has also expanded the disclosure on page 20 in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Business Overview” and on page 35 in “Business and Properties – Relief Canyon Properties – Title and Ownership Rights” to disclose the Relief Canyon royalty agreement.

The Company sold Red Rock Mineral Prospect and North Battle Mountain Prospect gold exploration properties, and Artillery Peak, Blythe and Absaroka uranium properties, and as a result, is no longer required to pay royalties with respect to these properties.  Details of the dispositions are disclosed on page 31 in “Business and Properties – Recent Developments”.

Business, page 31

Our Current Business, page 32

32. We note that you currently own rights to explore various gold and uranium mining claims. We also note that this section is predominately focused on gold exploration. To the extent any of your current operations are focused on uranium exploration, please revise this section as applicable. Alternatively, please revise the first paragraph to clarify that none of your current operations are focused on uranium exploration. Please also revise the prospectus throughout accordingly.

Response:

The Company has revised its disclosure on page 30 in “Business and Properties – Overview” to state that it none of its current operations are focused on uranium exploration. On June 11, 2012, the Company disposed of all of its uranium assets.  Details of the disposition are disclosed on page 31 in “Business and Properties – Recent Developments”.

33. Please revise the fourth paragraph to clarify the exploration rights held by each subsidiary. Please consider adding a chart identifying the subsidiary and its respective exploration rights.

Response:

The Company has revised the disclosure on page 30 in “Business and Properties – Corporate Structure” to clarify that it operates its business directly and also through one main wholly-owned subsidiary, Gold Acquisition Corp.  Gold Acquisition Corp. owns 58 unpatented lode mining claims and 118 unpatented millsites at the Relief Canyon Mine property.  Pershing Gold Corporation directly owns all Pershing Pass and Relief Canyon Expansion properties.

34. We note your press release dated February 1, 2012 which indicates that you have entered into agreements to dispose of certain of your uranium mining claims to American Strategic Minerals Corporation. Please advise and, to the extent applicable, revise the prospectus accordingly.

Response:

On June 11, 2012, the Company disposed of all of its uranium assets to American Strategic Minerals Corporation.  Details of the disposition are disclosed on page 31 in “Business and Properties – Recent Developments”.

Our Properties, page 33

35. For each property, please insert a small-scale map showing the location and access to your property, as suggested in paragraph (b)(2) to Industry Guide 7. We believe that maps and drawings having the following features would be beneficial:

• A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the neap or drawing.

• A graphical bar scale or representation of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.

• A north arrow.

• An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

• A title of the map or drawing, and the date on which it was drawn.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing. In this regard, we note that you have not included maps for each property. Additionally, we note that certain maps are not legible and do not include the aforementioned items. Please revise to include a map for each property. Each map should also include and present consistent information. Please also remove any references to major gold mines or deposits. Such references are inappropriate.

Response:

The Company has added a map of the Relief Canyon properties on page 32 in “Business and Properties – Relief Canyon Properties”  that includes the listed features.  The Company has sold all of its other exploration properties.  Details of the dispositions are disclosed on page 31 in “Business and Properties – Recent Developments”.

36. For each property, please revise to include the information required under paragraph (b) of Industry Guide 7. In this regard, we note that the property descriptions for Coso, Artillery Peak, Blythe, and Absaroka should be revised. Additionally, we note that you have not included any property descriptions for the leases owned by Secure Energy, LLC. Additionally, we offer some additional guidance in the comments below which are applicable to each property description.

Response:

The Company has included the information required under paragraph (b) of Industry Guide 7 on page 32 in “Business and Properties – Relief Canyon Properties” section of the prospectus that includes the listed features.  The Company has sold  its other exploration properties.  Details of the dispositions are disclosed on page 31 in “Business and Properties – Recent Developments”.  As noted above, Coso, Artillery Peak, Blythe and Absaroka were disposed of in June 2012.

37. We note your press release dated September 19, 2011 which indicates that you have acquired additional mining claims from Centerra Gold. Please advise and, to the extent applicable, revise the prospectus accordingly.

Response:

On May 24, 2012, the Company disposed of its interests in Red Rock and North Battle Mountain properties, which included the mining claims acquired from Centerra Gold.  Details of the disposition are disclosed on page 32 in “Business and Properties – Recent Development

38. Under each property description, revise to disclose the mining claims that you have for each related property.

Response:

The Company has revised its disclosure in the “Business and Properties” section of the prospectus to add the number of mining claims it owns at its Relief Canyon properties.

Relief Canyon Properties claims are noted on page 32.

Relief Canyon Mine property claims are noted on page 34.

Relief Canyon Expansion property claims are noted on page 35.

Newmont Leased property claims are noted on page 35.

Pershing Pass property claims are noted on page 36.

The Company has disposed of all exploration properties outside of the Relief Canyon Properties location.  Details of the dispositions are disclosed on page 31 in “Business and Properties – Recent Developments”.

39. We note that you have disclosed your exploration budget for 2012 in Exhibit 99.5. Please revise this section to disclose your anticipated exploration budget and timing for each property.

Response:

The Company has amended the Form S-1/A to remove Exhibit 99.5.  In addition, the Company has revised its disclosure on page 33 in “Business and Properties – Relief Canyon Properties” section to include a description of the Company’s 2012 exploration program, and the cost of each component of the program.

North Battle Mountain Prospect and Red Rock Mineral Prospect, page 33

40. Please revise the first paragraph to disclose the expiration date of each lease. Please revise the descriptions of the other properties in a similar manner as applicable.

Response:

The Company has revised its disclosure on page 35 in  “Business and Properties – Relief Canyon Properties – Relief Canyon Expansion Properties” to disclose the expiration date of each lease in the Newmont Leased properties.

The Company has disposed of all exploration properties outside of the Relief Canyon Properties.  Details of the dispositions are disclosed on page 31 in “Business and Properties – Recent Developments”.

North Battle Mountain Mineral Prospect, page 33

History of Previous Operations, page 33

41. The first three paragraphs of this section appear to discuss the history of properties outside of the North Battle Mountain Prospect. Please revise to only discuss the history of previous operations, including the names of previous operators, on this property. Please revise the descriptions of the other properties in a similar manner as applicable.

Response:

The Company has revised disclosure of the history of previous operations on its Relief Canyon Mine property to only discuss the history of previous operations on this property on page 34 in “Business and Properties— Relief Canyon Properties—Relief Canyon Mine Property— History of Previous Operations.”

The Company has sold all exploration properties outside of the Relief Canyon Properties.  Details of the dispositions are disclosed on page 31 in “Business and Properties – Recent Developments”.

Present Condition of Property, page 34

42. Please revise the first paragraph to clarify the work you have completed on the property, your proposed program of exploration and development and the current state of exploration and/or development of the property. In this regard, we note that the current disclosure is vague regarding the exploration activities that have been completed by you versus previous operators. Please revise the descriptions of the other properties in a similar manner as applicable so that investors can clearly understand the work that you have completed on each property, your proposed program of exploration and development, and the current state of exploration and/or development on each property. This disclosure should he clearly distinguished from the work completed by previous operators.

Response:

The Company has revised the disclosure beginning on page 30 in “Business and Properties” to clarify its proposed program of exploration and development, the current state of exploration of the Relief Canyon properties, and the condition of the facilities on the Relief Canyon Mine property. The Company has also clarified the description of exploration activities that have been completed by the Company versus previous operators.  The Company believes that the descriptions of the Relief Canyon properties has been revised so that readers can clearly understand the exploration work that Company has completed on each property and the current state of exploration on the Relief Canyon properties.

The Company has disposed of all exploration properties outside of the Relief Canyon Properties.  Details of the dispositions are disclosed on page 31 in “Business and Properties – Recent Developments”.

43. With respect to the description of your proposed program of exploration or the current state of exploration, please revise any associated disclosure to avoid highly technical terminology and define any industry terms so that investors can clearly understand your proposed program of exploration and the current state of exploration. For example, explain the terms "Carlin-type gold deposit" and "high-grade feeder." Refer to Rule 421 of the Securities Act of 1933. Please revise the descriptions of the other properties in a similar manner as applicable. If technical terms relating to geology, mining and related matters whose definitions cannot be readily found in conventional dictionaries are used, consider including an appropriate glossary.

Response:

The Company has revised its disclosure to add a Glossary of Selected Mining Terms on page 63 that defines technical terms including “Carlin-type”.  References to “high-grade feeder” in the prospectus have been deleted.  The Company also revised the descriptions of its properties in the “Business and Properties” section beginning on page 30 in order to adhere to Rule 421 of the Securities Act of 1933.

44. We note your disclosure that in 2011 you spent $550 on claim Fees related to this property. Please revise to clarify how these Fees were calculated and who these Fees were payable to. In an appropriate section, please describe the process in locating the claims and the associated fees with keeping the claims. Explain whether your claims are exclusive in right. Please revise the descriptions of the other properties in a similar manner as applicable.

Response:

The Company has revised its disclosure to add a risk factor on page 5: “We must make annual lease payments, royalty payments and claim maintenance payments or we will lose our rights to our property.”

The Company has also expanded its disclosure on claim maintenance payments at each of its properties:

Relief Canyon properties claim maintenance payments are disclosed on page 33 in “Business and Properties – Relief Canyon Properties – Maintenance of Unpatented Claims at Relief Canyon”.

The Company’s claims are exclusive in right, as indicated in the definition of “unpatented mining claim”.

The Company has disposed of all exploration properties outside of the Relief Canyon Properties.  Details of the dispositions are disclosed on page 31 in “Business and Properties – Recent Developments”.

Rock Formations and Mineralization, page 34

45. Please revise to provide the source of your disclosure in this section. Please revise the descriptions of the other properties in a similar manner.

Response:

The source of the disclosure on page 33 in “Business and Properties – Relief Canyon Properties – Rock Formations and Mineralization” is Nevada Composite Magnetic Anomaly Map, Nevada, USGS, 2006 by Mine Development Associates dated May 1, 2010.

The Company has disposed of all exploration properties outside of the Relief Canyon Properties.  Details of the dispositions are disclosed on page 31 in “Business and Properties – Recent Developments”.

Red Rock Mineral Prospect, page 36

46. Please revise to explain how you received the mining claims for the Red Rock Mineral Prospect property.

Response:

On May 24, 2012, the Company sold its interests in Red Rock and North Battle Mountain properties.  Details of the disposition are disclosed in the prospectus on page 31 in “Business and Properties – Recent Developments”.

Present Condition of Property, page 37

47. We note your disclosure in the first paragraph that you may commence a drilling program in early 2012. Please revise to describe in greater detail this new program to include the anticipated timing and costs. Please revise the descriptions of the other properties and any discussion of your proposed programs of exploration in a similar manner as applicable. In each instance when a follow-on program or phase of exploration is discussed, please revise to discuss the proposed program or phase in greater detail to include scope of work, anticipated timing and costs.

Response:

The Company has revised its disclosure on page 33 in “Business and Properties – Relief Canyon Properties” to include a description of the Company’s ongoing 2012 exploration program, the cost of each component of the program, and a statement that if the Company obtains additional external financing, it plans to expand its 2012 exploration program.

Properties Purchased from Continental Resources Group, Inc., page 40

Coso, page 40

48. Please revise to define BLM after its first use in the prospectus.

Response:

The Company has revised disclosure to define BLM after its first use in the prospectus on page 5 in the risk factor, “We must make annual lease payments, royalty payments and claim maintenance payments or we will lose our rights to our property.”

49. We note the dated reference to March 31, 2011 with respect to the current state of exploration related to this property. Please revise as applicable.

Response:

The Company has removed the reference to reference to March 31, 2011.  In addition, the Company has revised its disclosure throughout the prospectus to state that it does not plan to pursue exploration for uranium, and is not conducting exploration related to its uranium properties.  On June 11, 2012, the Company disposed of all of its uranium assets.  Details of the disposition are disclosed on page 31 in “Business and Properties – Recent Developments”.

50. We note that future drilling on any property covered by your state lease will require you to file environmental documentation under the California Environmental Quality Act. Please revise to quantify the approval time and any associated costs with any such state filing.

Response:

The Company does not plan to conduct drilling on any property that will require it to file environmental documentation under the California Environmental Quality Act. The Company is not pursing uranium exploration activities, or any other exploration activities, in California.. The Company has disposed of all exploration properties outside of the Relief Canyon Properties in Nevada.  Details of the dispositions are disclosed in the prospectus on page 31 in “Business and Properties – Recent Developments”.

Compliance with Government Regulations, page 49

51. Please refer to the second paragraph. We note that you may be subject to certain state laws in Nevada. We also note that you have properties in Arizona, California and North Dakota. Please revise this section as applicable.

Response:

The Company has revised its disclosure on page 37 in “Business and Properties – Compliance with Government Regulation” to describe relevant laws in Nevada, where the Company intends to focus its mineral exploration efforts.

In addition, the Company no longer has properties in Arizona, California or North Dakota.    On June 11, 2012, the Company disposed of all of its uranium assets, including its properties in those states.  Details of the disposition are disclosed on page 31 in “Business and Properties – Recent Developments”.

Legal Proceedings, page 50

52. Please reconcile the disclosure in this section with the disclosure contained in Note 13 to your unaudited interim financial statements which discloses a litigation matter with Shannon Briggs or advise.

Response:

The Company has revised the Legal Proceedings to reconcile the disclosure with that contained in our financial notes and to update, as applicable.

53. We note the disclosure contained in your Current Report on Form 8-K filed on February 9, 2012 which discloses a litigation matter with respect to your Relief Canyon Mine property. Please revise this section to describe the litigation and the prospectus throughout as applicable.

Response:

The Company has revised its disclosure of litigation to include the matter discussed in the Company’s Current Report on Form 8-K filed on February 9, 2012.

Management, page 51

54. Reference is made to your Current Report on Form 8-K filed on February 13, 2012 in which you announced that Mr. Stephen Alfers was appointed as your Chairman. Please revise this section and throughout accordingly.

Response:

The Company has noted the Commission’s Comment #54 and has revised the registration statement to reflect Mr. Alfers as the Company’s current Chairman.

Selling Stockholders, page 62

55. Please confirm that none of the selling stockholders are registered broker-dealers. Please also tell us whether any of the selling stockholders are affiliates of broker-dealers.

Response:

Based on limited information provided to the Company from the selling stockholders that would receive shares upon liquidation of the named selling stockholder, neither Continental Resources Group, Inc., nor any of its stockholders are broker dealers or affiliates of broker dealers.

Part 11, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-2

56. Please revise this section for each unregistered sale to include all of the information required by Item 701 of Regulation S-K, including, in each case, a brief discussion of the facts relied upon to make the exemption available. Please also confirm that you have included information related to your recent sales of unregistered securities for the past three years.

Response:

The Company has revised Item 15 in accordance with the Commission’s comment.  The Company has included all recent sales of unregistered securities for the past three years.

Signatures, page II-11

57. Please revise the second half of your signature page to include the signature of your principal financial officer. To the extent Mr. Wasserman is the company's principal financial officer, please revise to clarify.

Response:

The signature page has been revised to include Mr. Wasserman as the Company’s Chief Financial Officer and Principal Financial Officer.

Exhibit 99.5

58. Reference is made to the claim in Exhibit 99.5 that the Northern Nevada Rift contains at least 8 million known ounces of gold. Please tell us the source of the data disclosed in Exhibit 99.5.

Response:

The Company has amended the Form S-1/A to remove Exhibit 99.5.

***

The Company hereby acknowledges the following:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions.

Sincerely,

/s/ Harvey Kesner
Harvey Kesner

cc:            Stephen Alfers
 Deborah Friedman, Esq.